SE 18001493

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC Mail Processing Section FEB 28 2018 Washington DC 408

SEC FILE NUMBER
8-65183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MHT SECURITIES, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2021 MCKINNEY AVE, SUITE 1950
(No. and Street)

DALLAS	TEXAS	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN MACKENROTH 214-269-1896
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MONTGOMERY COSCIA GREILICH, LLP
(Name – *if individual, state last, first, middle name*)

2500 DALLAS PARKWAY	PLANO	TEXAS	75093
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

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OATH OR AFFIRMATION

I, SHAWN D. TERRY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MHT SECURITIES, L.P., as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JACKIE SHEPHERD
Notary Public, State of Texas
Comm. Expires 12-01-2020
Notary ID 1092836-6

Jackie Shepherd
Notary Public

Signature

MANAGING DIRECTOR
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MHT SECURITIES, L.P.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2017

(With Report of Independent Registered Public Accounting Firm)

MHT SECURITIES, L.P.
INDEX

MONTGOMERY COSCIA GREILICH LLP
972.748.0300 p
972.748.0700 f

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of MHT Partners Management Company, LLC and
the Partners of MHT Securities, L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MHT Securities, L.P. (the "Company") as of December 31, 2017, the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, including Net Capital Computation, Computation of Basic Net Capital Requirement, Computation of Aggregate Indebtedness, Reconciliation with Partnership's Allowable Net Capital, Exemptive Provisions Under Rule 15c3-3 and Changes in Liabilities Subordinated to Claims of General Creditors, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Montgomery Coscia Greilich LLP

Montgomery Coscia Greilich LLP
Plano, Texas
February 23, 2017

2500 Dallas Parkway, Suite 300
Plano, Texas 75093

300 Throckmorton Street, Suite 520
Fort Worth, Texas 76102

2901 Via Fortuna, Building 6, Suite 550
Austin, Texas 78746

MHT SECURITIES, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	30,964
Accounts receivable, net		20,000
Prepaid expenses		407,007
TOTAL ASSETS	$	457,971
LIABILITIES AND PARTNERS' CAPITAL		
CURRENT LIABILITIES		
Accounts payable	$	8,514
TOTAL LIABILITIES		8,514
PARTNERS' CAPITAL		449,457
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	457,971

The accompanying notes are an integral part of these financial statements.

MHT SECURITIES, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

REVENUE		
Success & retainer fees	$	303,245
Retainers		70,000
Total revenue		373,245
EXPENSES		
Compensation and benefits		797,926
Occupancy and equipment		142,082
Regulatory fees and expenses		23,381
Communications		36,719
Promotional expenses		40,605
Other expenses		93,050
Total expenses		1,133,763
Income before taxes		(760,518)
Provision for state income taxes		(5,000)
NET INCOME	$	(765,518)

The accompanying notes are an integral part of these financial statements.

MHT SECURITIES, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

	General Partner	Limited Partner	Total
Beginning Balance, January 1, 2017	$ 685	$ 1,214,290	$ 1,214,975
Capital contributions	-	100,000	100,000
Distributions	-	(100,000)	(100,000)
Net income	(77)	(765,441)	(765,518)
Ending Balance, December 31, 2017	$ 608	$ 448,849	$ 449,457

The accompanying notes are an integral part of these financial statements.

MHT SECURITIES, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME	$	(765,518)
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:		
Deduct non cash revenue		(100,000)
(Increase) decrease in assets:		
Accounts receivable		(20,000)
Prepaid expenses		781,257
Increase (decrease) in liabilities:		
Accounts payable		4,461
Accrued expenses		-
Cash provided by/(used in) operating activities		(99,800)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		100,000
Cash provided by/(used in) by financing activities		100,000
NET INCREASE IN CASH		200
CASH AT BEGINNING OF YEAR		30,764
CASH AT END OF YEAR	$	30,964
SUPPLEMENTAL INFORMATION:		
CASH PAID FOR INTEREST	$	-
CASH PAID FOR INCOME TAXES	$	-
NON CASH DISTRIBUTION TO LIMITED PARTNER	$	100,000

The accompanying notes are an integral part of these financial statements.

MHT SECURITIES, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

1. BUSINESS

MHT Securities, L.P., (the "Partnership") was formed, under the laws of the State of Texas, as a partnership on November 17, 2001 and will continue indefinitely until termination at the discretion of the general partner. The Partnership is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934 ("Act"). The Partnership advises on mergers and acquisitions and acts as a placement agent in the private placement of securities. The General Partner is MHT GP Securities, L.L.C.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Partnership's financial statements have been prepared on the accrual basis of accounting.

Accounting Standards Updates Issued But Not Effective

In May 2014, the FASB issued Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*. The objective of the new revenue standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services, based on a five step model that includes the identification of the contract with the customer and the performance obligations in the contract, determination of the transaction price, allocation of the transaction price to the performance obligations in the contract and recognizing revenue when (or as) the entity satisfies a performance obligation. The revenue standard is effective for annual periods beginning on or after December 15, 2017. We will adopt the standard using the modified retrospective method.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Partnership considers all highly liquid investments, which are not held for sale in the ordinary course of business, with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2017, cash and cash equivalents included cash in bank and money market accounts.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Accounts receivable consist primarily of retainers, fees and expense reimbursements earned during the year but not received as of year-end. The majority of revenue is derived from retainers collected in advance of work and financial advisory fees collected upon closing of an engagement. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely management determined collectability is reasonably assured; as such, the Partnership does not record an allowance for doubtful accounts or maintain a policy for determining reserves for past due or delinquent receivables. Any receivables deemed uncollectible are expensed in the appropriate period.

Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits. At December 31, 2017, the Partnership was in compliance with both their minimum net capital and ratio of aggregate indebtedness requirements.

Revenue and Cost Recognition

The Partnership recognizes revenue and costs in the period earned or incurred. Monthly retainer fees for on-going marketing, advisory, research and other financial advisory transaction related services are typically earned in the same month they are received and may be credited at closing. Success fees or brokerage commissions are recognized upon completion of the transaction closing documents. Selling, general and administrative costs are charged to expense as incurred.

Expense Allocations

Certain expenses (including, but are not limited to, payroll costs and rent expense) are allocated to the Partnership by a related party, pro-rata, in relation to each of the related entity's share of revenue, generated from the utilization of such expenses. The majority of these expenses are the responsibility of the related party and are not due or payable directly by the Partnership.

Direct expenses of the Partnership, paid by the related party, are allocated in full to the Partnership as they are incurred.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Net earnings are allocated to the partners based on their ownership percentages. Federal income taxes on Partnership income are payable personally by the partners. Accordingly, no provision has been made for federal income taxes. The Partnership is subject to state margin taxes.

The Partnership accounts for uncertain tax positions in accordance with ASC 740-10, *Accounting for Uncertainty in Income Taxes*. ASC 740-10 provides several clarifications related to uncertain tax positions. Most notably, a "more likely-than-not" standard for initial recognition of tax positions, a presumption of audit detection and a measurement of recognized tax benefits based on the largest amount that has a greater than 50 percent likelihood of realization. ASC 740-10 applies a two-step process to determine the amount of tax benefit to be recognized in the financial statements. First, the Partnership must determine whether any amount of the tax benefit may be recognized. Second, the Partnership determines how much of the tax benefit should be recognized (this would only apply to tax positions that qualify for recognition). As of December 31, 2017, the Partnership had no uncertain tax positions. Accordingly, the Partnership has not recognized any penalty, interest or tax impact related to uncertain tax positions. The statute of limitations differs from state to state; however, generally, tax years 2014-2017 remain open to examination as of the balance sheet date.

Concentration of Credit Risks

Concentrations of credit risk consist of cash maintained in banks and accounts receivable. The Partnership places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. At times during the year, however, cash in banks may exceed federally insured limits. Accounts receivables are typically supported by legally binding contracts. Management believes that its engagement acceptance, billing and collection policies are adequate to minimize potential credit risk on accounts receivable. Management continuously evaluates billings for potential uncollectible amounts.

Fair Value of Financial Instruments

In accordance with the reporting requirements of ASC 825-10, *Fair Value of Financial Instruments*, the Partnership calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable are based on management's assessment of net realizable value. The estimated fair value of accounts payable approximates their carrying amounts due to the short maturity of these liabilities. At December 31, 2017, the Partnership's financial assets and liabilities are carried at market value which approximates current fair value.

3. RELATED PARTY TRANSACTIONS

Common Control

The Partnership and various entities are under common control and the existence of that control creates operating results and financial positions significantly different than if the entities were autonomous.

Allocated Expenses

The Partnership shares expenses relating to rent, utilities, office expenses and payroll with a related party. The Partnership's allocation of shared expenses for the year ended December 31, 2017 was $1,076,257. At December 31, 2017, the Partnership had prepaid expenses of $407,007 to the related party.

4. PARTNERS' CAPITAL

The management, control and direction of the Partnership and its operations, business and affairs is vested exclusively in the General Partner. Additional capital contributions and distributions are made at the discretion of the General Partner in accordance with the Partnership agreement. Income and losses are allocated .01% to the General Partner and 99.99% to the Limited Partners, in proportion to their respective sharing ratios. To the extent required by law, Limited Partners shall not be personally liable for obligations of the Partnership.

As part of a success fee, the partnership received a non-cash financial instrument. The financial instrument was not readily marketable. Management prepared a risk based analysis to estimate the fair value of the asset for reporting purposes. The asset was received and distributed to the Limited Partner on the same day as earned at fair value.

5. POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(i) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Partnership does not have any possession or control of customer funds or securities.

6. SUBORDINATED LIABILITIES

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2017.

7. SUBSEQUENT EVENTS

The Partnership has evaluated events or transactions occurring after December 31, 2017, the balance sheet date, through February 23, 2018, the date the financial statements were issued, and determined there have been no such events or transactions which would impact our financial statement for the year ended December 31, 2017.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of and For the Year Ended

December 31, 2017

MHT SECURITIES, L.P.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17A-5
DECEMBER 31, 2017

Net Capital Computation

Total partners' capital	$ 449,457
Non-allowable assets:	
Receivables from non-customers	(20,000)
Prepaid expense	(407,007)
Total non-allowable assets	(427,007)
Haircuts on securities	-
Total changes in partners' capital	(427,007)
Net allowable capital	$ 22,450

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 568
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 17,450

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$ 8,514
Percentage of aggregate indebtedness to allowable net capital	37.92%

See report of independent registered public accounting firm on supplemental schedules.

Reconciliation with Partnership's Allowable Net Capital

Net allowable capital- As reported in Company's unaudited FOCUS report	$	22,450
Net Company audit adjustments and rounding		-
Adjusted net allowable capital, per audited financial statements	$	22,450

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3, because they maintain a special account for the exclusive benefit of customers in accordance with Rule 15c3-(k)(2)(i).

Changes in Liabilities Subordinated to Claims of General Creditors

Such claims at January 1, 2017	$	-
Additions		-
Reductions		-
Balance of such claims at December 31, 2017	$	-

See report of independent registered public accounting firm on supplemental schedules.

MONTGOMERY COSCIA GREILICH LLP
972.748.0300 p
972.748.0700 f

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of MHT Partners Management Company, LLC and
the Partners of MHT Securities, L.P.

We have reviewed management's statements, included in the accompanying MHT Securities, L.P.'s Exemption Report, in which (1) MHT Securities, L.P. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "Exemption Provisions") and (2) the Company stated that MHT Securities, L.P. met the identified Exemption Provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Montgomery Coscia Greilich LLP

Montgomery Coscia Greilich LLP
Plano, Texas
February 23, 2017

MHT
SECURITIES

Member FINRA/SIPC

MHT Securities, LP's Exemption Report

MHT Securities, LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

MHT Securities, LP

I, Shawn D. Terry, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Managing Director

February 19, 2018